Report to Shareholders
(all amounts in US$ unless otherwise noted)
Significant events during the most recent quarter:
•	Final drill results from Falconbridge’s drilling program at El Morro.

•	Land use issue resolved at Cerro San Pedro.

•	Follow-up drilling at Rio Figueroa.

•	Option to acquire Aleutian Islands and Alaska Peninsula properties.
CHILE — El Morro Project
The 100%-owned El Morro copper-gold project in northern Chile hosts the El Morro and La Fortuna porphyry copper-gold deposits. The El Morro project is subject to a joint venture agreement with Falconbridge Limited, formerly Noranda Inc., whereby Falconbridge can earn a 70% interest in the project by making a cash payment to Metallica of $10 million by September 2005. Additionally, the joint venture calls for Falconbridge to complete a bankable feasibility study by September 2007 and, if requested, fund 91% of the capital needed to develop a mine. This includes financing 70% of Metallica’s 30% share, should Metallica so request.
In April 2005, Falconbridge completed a drilling program at the La Fortuna deposit totaling 9,932 meters in 23 diamond drill core holes. The objective of the drilling program was to provide better definition of the higher-grade copper enrichment zone and the mineralized porphyry through infill drilling. This drilling campaign has doubled the drill-hole density within the upper 450 meters of the La Fortuna deposit to an average drill-hole spacing of approximately 100 meters. With the completion of this season’s drill program, 68 diamond drill core holes totaling approximately 30,000 meters have been drilled at the La Fortuna deposit.
Highlights from the drilling program include:
•	Hole DDHF-46, drilled near the center of the resource, intercepted 214 meters grading 0.86% copper and 0.74 g/t gold in the secondary zone followed by 160 meters grading 0.65% copper and 0.86 g/t gold in the primary zone.

•	Hole DDHF-48, along the eastern edge of the resource, intercepted 74 meters grading 1.24% copper and 0.37 g/t gold in the secondary zone followed by 236 meters grading 0.56% copper and 0.72 g/t gold in the primary zone.

•	Hole DDHF-51, near the center of the resource, reported 58 meters grading 1.84% copper and 0.92 g/t gold in the secondary zone and 306 meters grading 0.67% copper and 0.81 g/t gold in the primary zone.

•	Hole DDHF-52, drilled near the north edge of the resource, intercepted 84 meters grading 2.07% copper and 0.78 g/t gold in the secondary zone and 366 meters grading 0.68% copper and 0.66 g/t gold in the primary zone.

•	Hole DDHF-61, along the northern edge of the resource, intercepted 68 meters grading 2.05% copper and 0.94 g/t gold in the secondary enrichment zone followed by 302 meters grading 0.78% copper and 1.23 g/t gold in the primary zone.

•	Hole DDHF-64, in the northeastern area of the resource, reported 56 meters grading 1.58% copper and 0.60 g/t gold in the secondary enrichment zone and 195 meters grading 0.53% copper and 0.70 g/t gold in the primary zone.

•	Hole DDHF-67, drilled in the northwestern area of the resource, intercepted 90 meters grading 1.45% copper and 0.69 g/t gold in the secondary enrichment zone and 86 meters grading 0.66% copper and 1.00 g/t gold in the primary zone.
All of the drill-hole results were published in Metallica’s press releases dated April 18, 2005 and May 16, 2005. Metallica will complete an updated resource estimate during the third quarter of 2005.

Falconbridge calculated the following inferred mineral resource estimates for the La Fortuna and El Morro deposits in 2002 and 2003, respectively:
El Morro project — La Fortuna deposit
Inferred mineral resources (copper cut-off grades)

Copper		Copper	Gold	Pounds	Ounces
cut-off	Tonnes	grade	grade	copper	gold
grade	(ooo’s)	(%)	(g/t)	(ooo’s)	(ooo’s)

0.3%	590,000	0.56	0.46	7,283,998	8,727
0.4%	465,000	0.61	0.50	6,253,348	7,476
0.5%	340,000	0.67	0.51	5,022,079	5,576

El Morro project — El Morro deposit
Inferred mineral resources (copper cut-off grades)

Copper		Copper	Gold	Pounds	Ounces
cut-off	Tonnes	grade	grade	copper	gold
grade	(ooo’s)	(%)	(g/t)	(ooo’s)	(ooo’s)

0.3%	100,000	0.41	0.14	903,886	450
0.4%	45,000	0.50	0.18	496,035	260
0.5%	19,000	0.59	0.22	247,136	134

1)	Inferred mineral resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. The resource estimate has been prepared by Falconbridge under the supervision of John Sullivan, former Director of the El Morro project, and Stanley Clemmer, Senior International Geologist, the Qualified Persons as that term is defined in National Instrument 43-101.

2)	Mineral resources do not have demonstrated economic viability.

3)	Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term “inferred mineral resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.
Metallica has taken the Falconbridge inferred resource estimates and recast them using a copper equivalent cut-off grade, which includes the copper equivalent of the contained gold at a copper price of $0.90 per pound and a gold price of $375 per ounce. The copper equivalent resource estimates can be viewed on Metallica’s website at www.metal-res.com.
Potential for expansion of the La Fortuna inferred resource continues to exist at depth and to the north.
MEXICO — Cerro San Pedro Project
The 100%-owned Cerro San Pedro gold and silver heap leach project is located in central Mexico, 20 kilometers outside the state capital city of San Luis Potoi. The Cerro San Pedro mine is projected to produce an average of 90,000 ounces of gold and 2.1 million ounces of silver annually over an 8.3-year mine life.
Construction of the mine began in February 2004; however, legal and permitting complications led to the suspension of construction in June 2004. Construction is still suspended pending issuance of an explosives permit. Metallica received the initial explosives permit for the project in the fourth quarter of 2004; however, all explosives permits in Mexico expire at the end of each calendar year and the permit has not yet been reissued for 2005.

In June 2005, Metallica received a Temporary Occupancy and Right of Way Authorization from the Federal Mining Bureau. This authorization provides Metallica with federally mandated surface rights access to its mineral rights and resolves one of the legal complications, that being the question of surface rights.
In August 2004, Metallica learned that a group opposing the project was granted a legal ruling against the Federal environmental authorities nullifying the mining permit issued to Metallica, on the basis that the mining permit violates Federal environmental and other laws. Despite this ruling, Metallica’s mining permit remains valid and in good standing subject to the resolution of appeals by both Metallica and the Federal environmental authorities. Furthermore, Metallica’s legal rights to the minerals it controls have never been questioned.
Metallica is working at the highest levels of the Mexican government, and the embassies of Canada and the United States to resolve the issues surrounding the project and to commence construction. Prior to suspending construction, Metallica completed the construction of foundations and some buildings; installed the power and water system; and completed other construction work on the processing plant.
The mineral reserves and resources at Cerro San Pedro were updated in 2005. Mineral reserves now stand at 63.0 million tonnes grading 0.58 grams per tonne gold and 23.9 grams per tonne silver. This equates to 1.17 million ounces of gold and 48.4 million ounces of silver.
Cerro San Pedro project
Mineral reserves and resources

				Gold			Ounces
	Tonnes	Gold	Silver	equiv.	Ounces	Ounces	gold
	ore	grade	grade	grade	gold	silver	equiv.
	(ooo’s)	(g/t)	(g/t)	(g/t)	(ooo’s)	(ooo’s)	(ooo’s)

Mineral reserves
Proven and probable	62,951	0.58	23.9	0.95	1,174	48,372	1,918

Mineral resources
Measured	106,289	0.55	20.3	0.86	1,880	69,371	2,947
Indicated	9,929	0.48	19.7	0.78	153	6,289	250

Total	116,218	0.54	20.3	0.85	2,033	75,660	3,197

Inferred	3,176	0.44	21.7	0.77	45	2,215	79

1)	Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserve and resource estimates were prepared by William L. Rose, WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.

2)	Mineral reserves have been estimated at a price of $375 per ounce of gold and $5.77 per ounce of silver.

3)	Mineral reserves are contained within mineral resources.

4)	Mineral resources have been estimated at a cut-off grade of 0.20 grams per tonne gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5)	Silver-to-gold ratio is estimated at 65:1.

6)	Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: This table uses the terms “measured and indicated mineral resources”. We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

7)	Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term “inferred mineral resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

EXPLORATION
The 100%-owned Rio Figueroa copper-gold project in northern Chile consists of 74 square kilometers of prospective terrain along a southern splay of the Domeyko fault system, a structure that hosts some of Chile’s largest porphyry copper deposits. Approximately 19 square kilometers of the project are subject to an option to purchase agreement, which requires a series of payments totaling $3.5 million over a five-year period and a $1.5 million exploration expenditure commitment over a three-year period. The owners of the property have retained a 1.5% NSR royalty against any future production from the property.
In January 2005, Metallica drilled 18 holes totaling 2,837 meters to test four target areas on the Rio Figueroa project. In May and June 2005, Metallica drilled an additional 22 holes totaling 4,638 meters to test three new areas and to perform follow-up drilling at two previously drilled areas. The results of this work indicate the potential for a large copper-gold porphyry system that merits further exploration. Metallica intends to make a $200,000 option payment to the landowner in September 2005 and will conduct follow-up drilling at selected target areas in late 2005.
In August 2005, Metallica signed a letter of intent to enter into an option agreement to acquire a 65% interest in gold, silver and copper prospects covering in excess of 2,000 square miles in the Aleutian Islands and Alaska Peninsula in southwest Alaska. The option agreement requires Metallica to invest a total of $4.8 million over a five-year period.
On behalf of the Board of Directors,

Richard J. Hall
President and Chief Executive Officer
August 8, 2005

Management’s Discussion and Analysis
Management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial condition of Metallica Resources Inc. (“the Company”) for the three months and six months ended June 30, 2005 and 2004 has been prepared based on information available to the Company as of August 5, 2005. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three-month and six-month periods ended June 30, 2005 and 2004, and in conjunction with MD&A for the year ended December 31, 2004. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.
Financial Results of Operations
Second Quarter 2005 Compared to Second Quarter 2004
The Company reported a loss of $0.99 million ($0.01 per share) for the three months ended June 30, 2005 as compared to a loss of $1.17 million ($0.01 per share) for the three months ended June 30, 2004. The decrease in loss of $0.18 million in the current period was primarily due to a $0.57 million decrease in foreign exchange losses on cash balances held in Canadian dollars. The decrease in foreign exchange losses is attributable to a lesser weakening of the Canadian dollar relative to the U.S. dollar during the second quarter of 2005 as compared to the second quarter of 2004. The decrease in foreign exchange losses in the current period was partially offset by an increase in general and administrative expenses of $0.28 million in the current period, primarily resulting from bonus payments to employees totaling $0.17 million, an increase in business development costs of $0.09 million and an increase in insurance costs of $0.03 million.
Year to Date 2005 Compared to Year to Date 2004
The Company reported a loss of $1.72 million ($0.02 per share) for the six months ended June 30, 2005 as compared to a loss of $1.86 million ($0.02 per share) for the six months ended June 30, 2004. The decrease in loss of $0.14 million in the current period is primarily due to a $0.80 million decrease in foreign exchange losses on cash balances held in Canadian dollars. The decrease in foreign exchange losses is attributable to a lesser weakening of the Canadian dollar relative to the U.S. dollar during the six months ended June 30, 2005 as compared to the six months ended June 30, 2004. The decrease in foreign exchange losses in the current period was partially offset by an increase in general and administrative expenses of $0.35 million in the current period, primarily resulting from bonus payments to employees in the second quarter of 2005 totaling $0.17 million, an increase in business development costs of $0.09 million and an increase in insurance costs of $0.07 million. Stock compensation expense increased by $0.15 million in the current six-month period and is primarily attributable to stock option grants of 450,000 and 100,000 on March 9, 2005 and June 9, 2005, respectively. Income from option payments for the six-month period ended June 30, 2004 totaled $0.2 million and relates to the sale of the Company’s Mara Rosa gold project.

Summary of Quarterly Results
The following summary of quarterly results is unaudited and has been prepared in accordance with Canadian GAAP.

	2005		2004
	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter

Total revenues	$—	$—	$—	$—
Net income (loss)	(993,277)	(726,896)	1,582,433	1,649,917
Basic net income (loss) per share	(0.01)	(0.01)	0.02	0.02
Diluted net income (loss) per share	(0.01)	(0.01)	0.01	0.02

	2004		2003
	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter

Total revenues	$—	$—	$—	$—
Net income (loss)	(1,174,302)	(689,586)	363,253	(1,326,066)
Basic net income (loss) per share	(0.01)	(0.01)	0.01	(0.03)
Diluted net income (loss) per share	(0.01)	(0.01)	0.01	(0.03)

The high quarterly net income (loss) volatility for 2005 and 2004 primarily results from holding large cash balances in Canadian dollars and high fluctuations in Cdn$/US$ exchange rates. Net foreign exchange gains (losses) totaled ($0.36) million and ($0.32) million for the 1st and 2nd quarters of 2005, respectively, and ($0.59) million, ($0.90) million, $1.85 million and $1.80 million for the 1st, 2nd, 3rd and 4th quarters of 2004, respectively.
The net loss for the 3rd quarter of 2003 is attributable to a $0.68 million write-off of the Los Colorados MIMK property and a $0.25 million direct mail marketing program. Net income in the 4th quarter of 2003 of $0.36 million results from a foreign exchange gain of $0.60 million due to holding net proceeds of Cdn$80.75 million from the Company’s December 11, 2003 public equity offering in Canadian dollars and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar at December 31, 2003.
Liquidity and Capital Resources
The Company’s cash and cash equivalents decreased by $2.49 million for the three months ended June 30, 2005 as compared to a decrease in cash and cash equivalents of $5.21 million for the three months ended June 30, 2004. The $2.72 million decrease in 2005 cash outflows is primarily due to a decrease in expenditures on mineral properties and deferred costs in the current period of $2.65 million, which principally results from a suspension of construction activities at the Cerro San Pedro project in June 2004. Construction of the Cerro San Pedro mine was suspended in June 2004 pending resolution of various permitting and other issues involving the project. As of August 5, 2005, construction of the mine has not recommenced.

The Company’s cash and cash equivalents decreased by $4.20 million for the six months ended June 30, 2005 as compared to a decrease in cash and cash equivalents of $23.62 million for the six months ended June 30, 2004. The $19.42 million decrease in 2005 cash outflows primarily results from payments in 2004 to Glamis to acquire its 50% equity interest in the Cerro San Pedro project and a related royalty totaling $13.25 million, and a decrease in expenditures on mineral properties and deferred costs in the current period of $4.95 million due to the suspension of construction activities at the Cerro San Pedro project in June 2004.
The Company had working capital of $36.30 million at June 30, 2005 as compared to working capital of $41.75 million at December 31, 2004. The $5.45 million decrease in working capital primarily results from additions to mineral properties and deferred expenditures on the Company’s exploration and development projects, principally the Cerro San Pedro and Rio Figueroa projects, totaling $4.29 million.
Related Party Transactions
On June 11, 2004, the Company entered into a consulting agreement with a director of the Company that provides for consulting fees at the rate of $600 per day, plus out-of-pocket expenses. The Company has incurred costs pursuant to this agreement totaling $21,000 during the six months ended June 30, 2005, resulting in an amount owed to the director of $33,000 as of June 30, 2005.
On December 1, 2004, the Company entered into a six-month consulting agreement with another director of the Company. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred costs pursuant to this agreement totaling $22,107 during the six months ended June 30, 2005, all of which had been paid as of June 30, 2005.
Outstanding Share Data
As of August 5, 2005, the Company had issued one class of common shares and has a total of 82,941,954 shares outstanding. The Company has 19,350,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of August 5, 2005 total 3,092,500 and are exercisable for common shares at prices ranging from Cdn$0.83 per share to Cdn$2.87 per share.
Corporate Outlook, Contingencies and Other
The company commenced construction of its Cerro San Pedro gold and silver mine in Mexico in February 2004. In June 2004, construction was suspended pending resolution of various permitting and other issues involving the project. One issue that forced the Company to suspend construction was the delays in obtaining the project explosives permit. In October 2004, the Company received the annual project explosives permit; however, the explosives permit, as with all mine explosives permits in Mexico, expired on December 31, 2004. The Company has applied for and is awaiting receipt of the explosives permit for 2005. The Company is working with the highest levels of the Mexican government, and with the embassies of Canada and the United States to obtain the project explosives permit and recommence the construction of the project. However, there are no assurances that the Company’s efforts to resolve these and other issues involving the project will be successful, or that construction of the mine will recommence.

In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment against Federal environmental authorities nullifying the Company’s Manifestacion de Impacto Ambiental (“MIA”) for the Cerro San Pedro project. The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available. In May 2005, the Company entered into an agreement with a law firm to lobby on its behalf to overturn the MIA nullification judgment. The agreement provides that in the event that the MIA nullification judgment is overturned on or before September 2, 2005, the Company will pay the law firm a total of US$1.5 million over a period of up to six months beginning upon receipt of the notice of nullification.
In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization from the Federal Mining Bureau for the Cerro San Pedro project. These authorizations provide the Company with federally mandated surface rights access to its mineral rights, and override the various rulings made against the Company in the Agrarian Court.
The Company’s exploration and project development activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.
Forward-looking Statements
This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form

20-F. These factors may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating licenses, annual renewal of the explosives permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company and its advisors believe that the Company is currently in compliance with all material conditions of the permits that have been issued to the Company to date, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease project construction or operations in the future. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(unaudited) U.S. dollars

	June 30,	December 31,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$37,646,685	$41,848,986
Value-added tax and other current assets	526,481	640,244

	38,173,166	42,489,230

Mineral properties and deferred expenditures (Notes 3 and 7)	51,650,191	47,355,378
Property, plant and equipment	382,044	416,464
Other assets	31,929	32,028

Total assets	$90,237,330	$90,293,100

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (Notes 3 and 4)	$1,868,371	$738,384
Asset retirement obligation (Note 5)	213,163	203,818

Total liabilities	2,081,534	942,202

Shareholders’ equity (Note 6):
Share capital - 82,937,914 common shares (2004: 82,687,043)	107,809,242	107,661,917
Contributed surplus	1,484,464	—
Warrants	5,889,375	7,373,839
Stock options	1,420,902	1,043,156
Deficit	(28,448,187)	(26,728,014)

	88,155,796	89,350,898

Total liabilities and shareholders’ equity	$90,237,330	$90,293,100

Contingencies (Note 7)
The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Interest income	$231,264	$182,348	$464,778	$499,274
Income from option payments	—	100,000	—	200,000

	231,264	282,348	464,778	699,274

General and administrative expenses	727,400	446,363	1,091,310	736,919
Exploration expense	50,647	60,417	90,484	129,750
Reclamation and closure costs	—	4,868	—	17,368
Stock-based compensation expense	39,752	20,857	226,855	72,461
Interest expense	—	—	—	40,260
Foreign exchange loss	320,809	895,249	683,020	1,483,152

	1,138,608	1,427,754	2,091,669	2,479,910

Loss before income taxes	(907,344)	(1,145,406)	(1,626,891)	(1,780,636)
Income tax provision	85,933	28,896	93,282	83,252

Loss for the period	(993,277)	(1,174,302)	(1,720,173)	(1,863,888)

Deficit at beginning of period as previously reported	(27,454,910)	(28,786,062)	(26,728,014)	(27,695,861)
Stock-based compensation expense	—	—	—	(400,615)

Deficit at beginning of period as restated	(27,454,910)	(28,786,062)	(26,728,014)	(28,096,476)

Deficit at end of period	$(28,448,187)	$(29,960,364)	$(28,448,187)	$(29,960,364)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding	82,797,737	82,474,888	82,792,505	82,231,342

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(unaudited) U.S. dollars

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Cash flows provided from (used in) operating activities
Loss for the period	$(993,277)	$(1,174,302)	$(1,720,173)	$(1,863,888)
Non-cash items:
Depreciation and amortization	1,551	3,155	6,408	5,813
Stock-based compensation expense	39,752	20,857	226,855	72,461
Interest expense	—	—	—	40,260
Common share contribution to retirement plan	—	5,497	4,790	11,049
Foreign exchange loss on foreign cash held	320,809	895,249	683,020	1,483,152
Cash provided by (used for) working capital and other assets:
Value-added tax and other current assets	(174,119)	486,357	113,763	(613,633)
Other assets	—	(1,738)	—	(1,738)
Accounts payable and accrued liabilities	181,723	(200,524)	246,007	(28,732)
Reclamation and closure cost obligation	—	(17,087)	—	(29,796)

	(623,561)	17,464	(439,330)	(925,052)

Cash flows (used for) investing activities
Mineral properties and deferred expenditures	(1,669,144)	(4,317,314)	(3,210,787)	(8,164,553)
Mineral property acquisition costs, net of cash acquired	—	—	—	(5,000,000)
Payments to acquire royalty	—	—	—	(2,250,000)
Payments to acquire fixed assets	(5,063)	(19,458)	(5,920)	(244,457)

	(1,674,207)	(4,336,772)	(3,216,707)	(15,659,010)

Cash flows provided from (used in) financing activities
Repayment of acquisition debt	—	—	—	(6,000,000)
Repayment of note payable	—	—	—	(200,100)
Proceeds from exercise of warrants	—	—	—	400,230
Proceeds from exercise of options	129,899	—	136,756	251,515

	129,899	—	136,756	(5,548,355)

Foreign exchange loss on foreign cash held	(320,809)	(895,249)	(683,020)	(1,483,152)

Increase (decrease) in cash and cash equivalents	(2,488,678)	(5,214,557)	(4,202,301)	(23,615,569)
Cash and cash equivalents, beginning of period	40,135,363	47,709,044	41,848,986	66,110,056

Cash and cash equivalents, end of period	$37,646,685	$42,494,487	$37,646,685	$42,494,487

Cash and cash equivalents consist of:
Cash on hand and balances with banks	$1,104,129	$999,382	$1,104,129	$999,382
Short-term investments	36,542,556	41,495,105	36,542,556	41,495,105
Non-cash investing and financial activities:
Value of stock options capitalized as mineral properties and deferred expenditures	34,765	68,718	150,891	430,024
Non-cash financing and operating activities:
Common shares issued to reduce retirement plan obligation	—	11,049	10,569	—
Income tax payments	96,683	12,590	106,698	21,178

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(unaudited) U.S. dollars
1.	Basis of Presentation

The interim consolidated financial statements of Metallica Resources Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2004. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004.

2.	Nature of Operations

The Company is engaged in the exploration, development and acquisition of mineral deposits, principally in Mexico and South America.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project (Note 7).

The Company is also advancing the El Morro copper-gold exploration project in Chile with Falconbridge Limited, formerly Noranda Inc., and is pursuing various other exploration projects in North and South America.

3.	Mineral Properties and Deferred Expenditures

	Cerro San		Rio	Other
	Pedro,	El Morro,	Figueroa,	Project
	Mexico	Chile	Chile	Chile	Total

Balance at Dec. 31, 2004	$45,215,225	$1,639,589	$491,038	$9,526	$47,355,378
Mineral properties	—	—	18,658	3,471	22,129
Deferred expenditures	3,531,456	5,822	735,406	—	4,272,684

Balance at June 30, 2005	$48,746,681	$1,645,411	$1,245,102	$12,997	$51,650,191

On March 30, 2005, the Company extended its Standby Agreement (the “Agreement”) with Washington Group International (“Washington”) in order to retain Washington’s construction equipment at the Cerro San Pedro project site while the Company attempts to resolve various permitting and other issues involving the project. The Agreement provides for the Company to make monthly payments to Washington of $138,000 from March 2005 through August 2005. In addition, the Agreement requires the Company to pay Washington $835,000 for depreciation and other costs, and an additional $251,000 for equipment demobilization and related costs. As of June 30, 2005, the Company had accrued $1,054,081 relating to this Agreement.
4.	Related Party Transactions

On June 11, 2004, the Company entered into a consulting agreement with a director of the Company that provides for consulting fees at the rate of $600 per day plus out-of-pocket expenses. The Company has incurred costs pursuant to this agreement totaling $21,000 during the six months ended June 30, 2005, resulting in an amount owed to the director of $33,000 as of June 30, 2005.

On December 1, 2004, the Company entered into a six-month consulting agreement with another director of the Company. The agreement provides for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred costs pursuant to this agreement totaling $22,107 during the six months ended June 30, 2005, all of which had been paid as of June 30, 2005.

5.	Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $213,163 at June 30, 2005, of which $20,808 represents capitalized interest accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2015. The total reclamation obligation for the Cerro San Pedro project per the Company’s September 2003 feasibility study is estimated to be $4.3 million. The Company has agreed to fund this obligation during mining operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

6.	Share Capital
a)	Common shares issued and outstanding

	Shares	Amount

Balance at December 31, 2004	82,687,043	$107,661,917
Exercise of stock options	243,000	136,756
Shares issued for retirement plan	7,871	10,569

Balance at June 30, 2005	82,937,914	$107,809,242

b)	Warrants

As of June 30, 2005, the Company had outstanding warrants to purchase 19,350,000 common shares as follows:

	Exercise	Outstanding			Outstanding
	Price	at Dec. 31,			at June 30,
Expiry Date	(Cdn$)	2004	Exercised	Expired	2005

Mar. 11, 2005	$2.00	5,049,000	—	(5,049,000)	—
Dec. 11, 2008	3.10	19,350,000	—	—	19,350,000

		24,399,000	—	(5,049,000)	19,350,000

The fair value attributable to the warrants that expired on March 11, 2005 of $1,484,464 was allocated to contributed surplus.

c)	Stock options

As of June 30, 2005, the Company has outstanding stock options to purchase 3,092,500 common shares as follows:

	Weighted
	Average
	Exercise	Number	Amount
	Price (Cdn$)	Outstanding	(US$)

Balance at December 31, 2004	$1.36	2,535.500	$1,043,156
Granted	1.60	800,000	284,148
Exercise of options (granted prior to January 1, 2002)	0.70	(243,000)	—
Vesting of options (granted January 1, 2002 to December 31, 2004)	—	—	93,599

Balance at June 30, 2005	$1.42	3,092,500	$1,420,902

Exercisable at June 30, 2005	$1.39	2,419,166

The aggregate fair value of options granted during the three months ended June 30, 2005 was $607,822.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

2005

Risk-free interest rate (Canada)	3.2% to 3.7%
Expected dividend yield	0.0%
Expected price volatility of the Company’s common shares	65% to 66%
Expected life of option	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.
7.	Contingencies
a)	The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits at its Cerro San Pedro project (the “Project”) that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b)	In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment against Federal environment authorities nullifying the Company’s Manifestacion de Impacto Ambiental (“MIA”) for the Cerro San Pedro project. The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available.

In May 2005, the Company entered into an agreement with a law firm to lobby on its behalf to overturn the MIA nullification judgment. The agreement provides that in the event that the MIA nullification judgment is overturned on or before September 2, 2005, the Company will pay the law firm a total of US$1.5 million over a period of up to six months beginning upon receipt of notice of nullification.

c)	In April 2004, an Agrarian Court in San Luis Potosí, Mexico, rendered a judgment in favor of a group opposing the Project and nullified the Company’s lease agreement for surface rights at the Project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the Project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, has appealed this decision. In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization from the Federal Mining Bureau for the Cerro San Pedro project. These authorizations provide the Company with federally mandated surface rights access to its mineral rights, and override the various rulings made against the Company in the Agrarian Court.
Printed in Canada

Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112 USA